Office of Technology

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

May 13, 2021

Re:	Cloudastructure, Inc.
Offering Statement on Form 1-A
File No. 024-11192

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, May 17, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Rick Bentley

Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.

Cc:	Jeanne Campanelli, Esq.
CrowdCheck Law LLP